FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 – 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450 Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

September 19, 2016

ITEM 3.	NEWS RELEASE

A news release was disseminated on September 19, 2016 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

(Vancouver, British Columbia) Platinum Group Metals Ltd. (PTM-TSX; PLG- NYSE MKT) (“Platinum Group” or the “Company”) provides an update on the Maseve Mine best grade thickness block, the Waterberg Pre-Feasibility study and the amended and extended working capital facilities with Sprott and Liberty.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) is pleased to provide the following update on progress at its South African operations.

Maseve Mine

Primary development at the Maseve Mine accessed mining Block 11 in mid- August. Block 11 hosts some of the best grade thickness ore at the Maseve Mine and is an important part of the next several years of scheduled mining. Seam thickness where accessed is approximately 2.0 metres, with a well-developed and near flat dipping Merensky Reef present as modelled. Vertical channel sampling has returned assays of 7.4 grams per tonne platinum, palladium, rhodium and gold (“4E”) over a true width of 193 cm. This block is amenable to bord and pillar stoping utilizing efficient mechanized mining methods.

CEO R. Michael Jones commented “Access to Block 11 has been a primary objective for the last two years. We are very pleased to find the reef in this area as good or better than expected. We are currently driving primary access along Block 11. Breakaway drives for mining are also in process. We are excited to mine the excellent tonnes and grade available in Block 11 as we continue to drive for volume.”

Block 11 is a large, well-drilled and stable mining block estimated to host more than 545,000 4E Merensky Reef ounces (3,066,512 tonnes at 5.53 gpt 4E Indicated). This block is modelled as flat dipping at an average of 9 degrees, with an average seam thickness of 157 cm and is scheduled to be mined initially utilizing a bord and pillar mechanized method. (NI 43-101 report titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” effective July 15, 2015.)

Initial mining in Block 11 consists of “on reef” development of both primary access and breakaway tunnels and material from these excavations is being fed into the mill. Low profile bord and pillar mining in Block 11 will commence in the weeks ahead.

The Maseve Mine is fully constructed and is in the ramp up phase of production. Development at Maseve has established approximately 20 ends where the Merensky Reef is exposed and of these 18 are currently working ends. Recent efforts have been focused on primary access development. Active stoping areas are increasing as development and set up is completed on Merensky Reef ends.

The deposit blocks that have been accessed for current mining continue to show good grade thickness correlation to the block model as reported earlier. Mining methods have been varied based on any changes in the dips and position of the reef and the primary grade thickness of the reef has been appropriately modelled. There are currently no planned changes to earlier resource and reserve estimates. Recoveries and performance of the mill have been at or above design criteria and the plant can handle throughput in excess of the nameplate 110,000 tonnes per month utilizing the current MF1 circuit.

Production challenges have related to the ramp up of stoping tonnes. Project construction savings have offset some but not all of the costs resulting from the delay. Difficulties and delays have been experienced in certain areas of underground infrastructure, causing bottlenecks in the movement of waste and ore out of the mine. Completion of the first underground silo top, the addition of a belt loader at this silo and future top and bottom completions at silos two and three are expected to increase production from September 2016 into 2017.

Direct Platinum Group Metals oversight of the underground contractors has been increased in the past 60 days. Underground equipment maintenance management has been changed and equipment availability is improving.

Feed to the plant since commissioning in March until July, 2016 has been substantially comprised of low grade development stockpiles. Mill feed is currently a combination of mined stoping tonnes and development tonnes from primary headings where Merensky Reef is present. Looking forward, tonnes mined are scheduled to increase as key mining blocks are accessed, developed and stoped. Successful stoping in bord and pillar areas and long-hole areas has now started and is ramping up. Grade of material feed to the mill is increasing as the proportion of stoped tonnes increases relative to development tonnes.

A conveyor from underground has been commissioned that feeds directly to the overland conveyor and into the primary crusher and mill. In the months ahead a final conveyor leg directly to Block 11 is planned to be installed, which will greatly improve the ability to move good grade tonnes out of the mine and directly into the mill.

Monthly production at Maseve is increasing. During the month of August, 2016 the Maseve Mine produced 1,893 ounces 4E and associated copper and nickel in concentrate. Initial monthly revenue from concentrate sales before commercial production are treated as a reduction in project capital cost.

Production is expected to double in September, 2016 from August levels and then continue to increase monthly into 2017. Guidance for concentrate production for the Maseve Mine (100% project basis) from April 2016 to April 2017 is amended from 110,000 4E to 91,500 ounces 4E.

Working Capital Facilities Amended and Extended

During the month of August 2016 representatives of the Sprott Resource Lending Partnership (“Sprott”) and Liberty Metals & Mining Holdings, LLC (“LMM”) completed on site due diligence at Maseve. The Sprott lenders and LMM (together the “Lenders”) have agreed to amend certain terms to their existing loan facility agreements with the Company. A summary of material amendments follows:

•	The Sprott lenders have agreed to defer 12 planned monthly repayments of their original US $40 million loan facility from commencing on January 31, 2017 to commencing on January 31, 2018;

•	LMM has agreed to defer 9 planned quarterly repayments of its original US $40 million loan facility plus capitalized interest from commencing December 31, 2018 until June 30, 2019;

•

LMM has agreed to defer the quarterly payment of interest due to LMM from commencing December 31, 2016 until December 31, 2017. During the additional twelve-month period interest will continue to be accrued monthly and capitalized to principal;

•	Sprott and LMM have both agreed to reset agreed monthly production covenants so that month one of production will be October, 2016.

•

Under the terms of the LMM loan facility, pursuant to the production payment agreement referred to therein, LMM was granted the right to 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine. LMM and the Company have agreed to extinguish the Company’s right to buy back 1% of LMM’s 1.5% production payment right for US$17.5 million until January 1, 2019 or for US$20 million until December 31, 2021; and

•

Sprott and LMM have agreed to waive certain cash sweep requirements they would otherwise be entitled to under the original loan facilities.

In consideration of the amendments, the Company has agreed to issue 801,314 common shares of the Company as directed by the Sprott lenders pursuant to the Sprott facility amendment and 801,314 in common shares of the Company to Liberty pursuant to the Liberty facility amendment. This amount is based on the value of five percent of the initial principal balance of the LMM loan facility and the Sprott loan facility (together, the “Working Capital Facilities”) (in each case, such amount being US $2.0 million). The shares are priced at the five-day volume weighted average price on the Toronto Stock Exchange (the “TSX”) of $3.66 per share, less a ten percent discount, converted to US dollars using the Bank of Canada noon spot rate. The shares will be subject to a four month and one day hold period from the date of issuance under applicable securities laws in Canada and where applicable will also be subject to re-sale restrictions under the securities laws of the United States. If such shares are not issued by October 6, 2016, the Company must instead pay an amount equal to US $2.0 million pursuant to each of the Working Capital Facilities, in each case, payable in cash in lieu of shares. In addition, the Company has agreed to pay the Sprott lenders a 3% cash repayment fee in respect of any voluntary prepayment made on or before December 31, 2017. The issuance of the above noted shares is subject to the completion and execution of final documentation and the approval of the TSX and the NYSE MKT LLC (“NYSE MKT”).

The amendments described above are not effective unless closing conditions have been satisfied, including, without limitation, the receipt of regulatory approvals and the Company’s payment of the applicable shares or cash.

The Company has also entered into discussions with the Lenders regarding an increase to the current credit facilities in order to provide the Company with additional working capital for the Maseve Mine. There is no assurance that any such increase will occur.

Waterberg

Expenditures on the Waterberg Project are currently being funded by the Japan Oil, Gas and Metals National Corporation (“JOGMEC”). To date JOGMEC has funded 100% of approximately US $11.0 million for the current phase of planned work and a budget of approximately US $3.0 million remains to be spent by March 31, 2017. For the period after March 31, 2017 another US $6.0 million of JOGMEC funding is to be provided. Funding in place from JOGMEC will allow the project to advance and grow without a draw on the Company’s working capital. Work at present is focused on the completion of an ongoing pre-feasibility study at Waterberg and the results of this study are planned to be published in the weeks ahead.

In preparation for a planned feasibility study at Waterberg, other work now underway or to commence soon includes infrastructure engineering for power and water, metallurgical work, geophysical studies and core drilling to bring certain areas of the known Waterberg deposit into the measured category of confidence. Further work will also be done for mill design optimization, infrastructure design and location planning and capital cost and operating cost estimating and optimization.

Outlook

The Company’s key business objectives for calendar 2016 continue to be the completion of critical underground development and production ramp up at the Maseve Mine and to advance the Waterberg Project. The Company plans to focus management effort and the cash on hand to increase production at the Maseve Mine, in line with the mine plan. Development work and mining in Blocks 12, 11, 10 and 9 in the North Mine and Block 16 in the South Mine are key to the mining plans and ramp up of production for the Maseve Mine.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2002, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on ramping up the Maseve Mine, its first near-surface platinum mine, to commercial production.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex on the Waterberg Project. Waterberg represents a new bulk type of platinum, palladium and gold deposit that is being studied for potential mechanized mining.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
President and CEO.

For further information, contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The securities described herein will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, schedule, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the construction, development and ramp up of the Maseve Mine (also known as Project 1 of the former Western Bushveld Joint Venture); operational, production and economic projections with respect to the Maseve Mine; future activities at and reports regarding Waterberg and the funding of such activities; the effectiveness of the Sprott and LMM amendments and the issuance of shares or payment of cash pursuant to such amendments; trends in metal prices; the Company’s overall capital requirements and future capital raising activities, including the Company’s discussion with Lenders regarding a possible increase to existing loan facilities, which may not be successful; and other plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of mineral reserves and mineral resources and descriptions of mineralization also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including: the Company’s capital requirements may exceed its current expectations; the uncertainty of operational and economic projections; the ability to obtain TSX and NYSE MKT approval of the contemplated share issuances; the ability of the Company to negotiate and complete future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.

ITEM 6.	RELIANCE ON SUBSECTION 7.1 OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7.	OMITTED INFORMATION

N/A

ITEM 8.	MULTILATERAL INSTRUMENT 61-101 - PROTECTION OF MINORITY SECURITY HOLDERS IN SPECIAL TRANSACTIONS (“MI 61-101”)

The issuance of common shares of the Company to LMM is a “related party transaction” within the meaning of MI 61-101 (the “Liberty Shares”). Section 5.2 of MI 61-101 requires that certain information be disclosed in this material change report, as follows:

(a)	Description of the transaction and its material terms: See Item 5 of this report above.

(b)	Purpose and business reasons for the transaction:

See Item 5 of this report above.

(c)	Anticipated effect of the transaction on the issuer’s business and affairs:

See Item 5 of this report above.

(d)

Description of (i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties, and (ii) the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

LMM, an insider of the Company, will be issued 801,314 Liberty Shares. As a result of this transaction, LMM’s aggregate holdings will increase to 15,866,993 common shares of the Company (representing approximately 17.54% of the Company’s issued and outstanding common shares).

(e)

Unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The transaction was unanimously approved by the Company’s audit committee and the Company’s board of directors.

(f)

Summary, in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure documents for the transaction:

Not applicable (see Item 8(i) of this report below).

(g)

Disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction (i) that has been made in the 24 months before the date of the material change report, and (ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

There is no “prior valuation” (as such is defined in MI 61-101).

(h)

General nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See item 5 of this report above.

(i)

Disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7, respectively, of MI 61-101 and the facts supporting reliance on the exemptions:

Exemptions from both the formal valuation requirement and the minority shareholder approval requirement are available since neither the fair market value of the subject matter of, nor the fair market value of the LMM Shares exceeds 25% of the Corporation’s market capitalization.

This material change report may be filed less than 21 days before the expected issuance of the Liberty Shares, if all necessary approvals have been received. The Company considers the shorter period reasonable and necessary to complete give effect to the amendments described in item 5 of this report above.

ITEM 9.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO Phone: (604) 899-5450

ITEM 10.	DATE OF REPORT

September 20, 2016